SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant
to Rule 13d-1(a) and Amendments Thereto Filed Pursuant to
Rule 13d-2(a)

Anacomp, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.01 per share
(Title of Class of Securities)

03237E108

(CUSIP Number)

Special Value Investment Management, LLC
11100 Santa Monica Boulevard, Suite 210
Los Angeles, California 90025
Attention: Michael E. Tennenbaum
(310) 566-1000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 10, 2002

(Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [x].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the following pages)

Page 1 of 10 Pages

EXHIBIT 1

SCHEDULE 13D

CUSIP No. 03237E108	Page 2 of 10

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Special Value Investment Management, LLC (IRS ID # 95-4759860)(1)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ]
(b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS* AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares

	8	SHARED VOTING POWER 915,185 shares

	9	SOLE DISPOSITIVE POWER 0 shares

	10	SHARED DISPOSITIVE POWER 915,185 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 915,185 shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.71%(2)

14	TYPE OF REPORTING PERSON* IA, OO

(1)	Special Value Investment Management, LLC serves as investment advisor to, inter alia, Special Value Bond Fund, LLC, a Delaware limited liability company (“Fund I”) and Special Value Bond Fund II, LLC, a Delaware limited liability company (“Fund II”), which are the registered holders of a portion of the shares of Anacomp common stock beneficially owned by Special Value Investment Management, LLC.

(2)	Based on 4,030,000 shares of Class A Common Stock of Anacomp, Inc. outstanding as of April 30, 2002, as reported by Anacomp, Inc. in its Form 10-Q for the quarterly period ended March 31, 2002, filed on May 15, 2002.

*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D

CUSIP No. 03237E108	Page 3 of 10

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) SVIM/MSM, LLC (IRS ID # 95-4760193)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ]
(b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS* AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares

	8	SHARED VOTING POWER 86,000 shares

	9	SOLE DISPOSITIVE POWER 0 shares

	10	SHARED DISPOSITIVE POWER 86,000 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 86,000 shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.13%(1)

14	TYPE OF REPORTING PERSON* OO

(1)	Based on 4,030,000 shares of Class A Common Stock of Anacomp, Inc. outstanding as of April 30, 2002, as reported by Anacomp, Inc. in its Form 10-Q for the quarterly period ended March 31, 2002, filed on May 15, 2002.

*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D

CUSIP No. 03237E108	Page 4 of 10

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) SVIM/MSMII, LLC, (IRS ID # 52-2263031)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ]
(b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS* AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares

	8	SHARED VOTING POWER 819,185 shares

	9	SOLE DISPOSITIVE POWER 0 shares

	10	SHARED DISPOSITIVE POWER 819,185 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 819,185 shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.33%(1)

14	TYPE OF REPORTING PERSON* OO

(1)	Based on 4,030,000 shares of Class A Common Stock of Anacomp, Inc. outstanding as of April 30, 2002, as reported by Anacomp, Inc. in its Form 10-Q for the quarterly period ended March 31, 2002, filed on May 15, 2002.

*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D

CUSIP No. 03237E108	Page 5 of 10

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Michael E. Tennenbaum

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ]
(b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS* OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares

	8	SHARED VOTING POWER 915,185 shares

	9	SOLE DISPOSITIVE POWER 0 shares

	10	SHARED DISPOSITIVE POWER 915,185 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 915,185 shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.71%(1)

14	TYPE OF REPORTING PERSON* IN

(1)	Based on 4,030,000 shares of Class A Common Stock of Anacomp, Inc. outstanding as of April 30, 2002, as reported by Anacomp, Inc. in its Form 10-Q for the quarterly period ended March 31, 2002, filed on May 15, 2002.

*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D

CUSIP No. 03237E108	Page 6 of 10

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Tennenbaum & Co., LLC (IRS ID #95-4587347)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ]
(b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS* AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares

	8	SHARED VOTING POWER 915,185 shares

	9	SOLE DISPOSITIVE POWER 0 shares

	10	SHARED DISPOSITIVE POWER 915,185 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 915,185 shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.71%(1)

14	TYPE OF REPORTING PERSON* OO

(1)	Based on 4,030,000 shares of Class A Common Stock of Anacomp, Inc. outstanding as of April 30, 2002, as reported by Anacomp, Inc. in its Form 10-Q for the quarterly period ended March 31, 2002, filed on May 15, 2002.

*SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1. Security and Issuer.

     This Statement on Schedule 13D (this “Statement”) relates to shares of Class A Common Stock, par value $0.01 per share (the “Common Stock”) of Anacomp, Inc., an Indiana corporation (the “Issuer”). The address of Issuer’s principal executive offices is 12365 Crosthwaite Circle, Poway, California 92064.

Item 2. Identity and Background.

     (a)  This Statement is being filed by Special Value Investment Management, LLC, a Delaware limited liability company (“SVIM”), SVIM/MSM, LLC, a Delaware limited liability company (“SVIM/MSM”), SVIM/MSMII, LLC, a Delaware limited liability company (“SVIM/MSMII”), Mr. Michael E. Tennenbaum (“Mr. Tennenbaum”), and Tennenbaum & Co., LLC, a Delaware limited liability company (“Tennenbaum LLC”). SVIM, SVIM/MSM, SVIM/MSMII, Mr. Tennenbaum, and Tennenbaum LLC (together, the “Reporting Persons”) are filing this statement jointly, pursuant to the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, and not as separate persons.

     (b)  The address of the Reporting Persons’ principal office is located at 11100 Santa Monica Boulevard, Suite 210, Los Angeles, California 90025.

     (c)  The principal business of SVIM is investment advising. Its managing member is Tennenbaum LLC. The principal business of SVIM/MSM is serving as managing member of Special Value Bond Fund, LLC, a Delaware limited liability company (“Fund I”). Its managing member is Tennenbaum LLC. The principal business of SVIM/MSMII is serving as managing member of Special Value Bond Fund II, LLC, a Delaware limited liability company (“Fund II”). Its managing member is Tennenbaum LLC. Mr. Tennenbaum’s principal occupation is serving as managing member of Tennenbaum LLC. The principal business of Tennenbaum LLC is making investments and managing assets. Its managing member is Mr. Tennenbaum.

     (d)  During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations and other minor offenses).

     (e)  During the last five years, none of the Reporting Persons has been party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

     (f)  Mr. Tennenbaum is a United States Citizen.

Item 3. Source and Amount of Funds or Other Consideration.

     This Statement relates to the acquisition by the Reporting Persons from one or more sellers in the open market of 200,000 shares of Common Stock. The Reporting Persons purchased the 200,000 shares of Common Stock using the sources of funds described in Item 4 of the Cover Pages hereof as follows:

		Number of Shares of
Date	Reporting Person	Common Stock	Price Per Share

05/10/02	SVIM/MSM	86,000	$29.58
05/10/02	SVIM/MSMII	114,000	$29.58

Item 4. Purpose of transaction

     The Reporting Persons acquired the Common Stock of Issuer for investment purposes. The Reporting Persons evaluate their investment in the shares of Common Stock on a continuing basis. The Reporting Persons currently have no plans or proposals that relate to or would result in any of the matters referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D. The Reporting Persons, however, may at any time and from time to time, review or reconsider their position with respect to any of such matters. The Reporting Persons retain the right to change their investment intent, make further acquisitions of the Issuer’s shares of Common Stock from one or more sellers in the open market or otherwise and/or to dispose of all or a portion of the shares of Common Stock in the open market.

Item 5. Interest in Securities of the Issuer.

     (a)-(b) The shares of Common Stock identified in Item 1 constitute approximately 22.71% of the outstanding shares of Common Stock of the Issuer, based on the 4,030,000 shares reported to be outstanding on April 30, 2002 in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2002. SVIM may be deemed to beneficially own 915,185 shares of Common Stock (22.71% of the 4,030,000 shares outstanding), which includes 86,000 shares which it has shared voting and dispositive power with SVIM/MSM, Mr. Tennenbaum and Tennenbaum LLC, 819,185 shares which it has shared voting and dispositive power with SVIM/MSMII, Mr. Tennenbaum and Tennenbaum LLC, and 10,000 shares which it has shared voting and dispositive power with Mr. Tennenbaum and Tennenbaum LLC; SVIM/MSM may be deemed to beneficially own 86,000 shares of Common Stock (2.13% of the 4,030,000 shares outstanding), which it has shared voting and dispositive power with SVIM, Mr. Tennenbaum and Tennenbaum LLC; SVIM/MSMII may be deemed to beneficially own 819,185 shares of Common Stock (20.33% of the 4,030,000 shares outstanding), which it has shared voting and dispositive power with SVIM, Mr. Tennenbaum and Tennenbaum LLC; Mr. Tennenbaum may be deemed to beneficially own 915,185 shares of Common Stock (22.71% of the 4,030,000 shares outstanding), which includes 86,000 shares which it has shared voting and dispositive power with SVIM, SVIM/MSM and Tennenbaum LLC, 819,185 shares which it has shared voting and dispositive power with SVIM, SVIM/MSMII and Tennenbaum LLC, and 10,000 shares which it has shared voting and dispositive power with SVIM and Tennenbaum LLC; and Tennenbaum LLC may be deemed to beneficially own 915,185 shares of Common Stock (22.71% of the 4,030,000 shares outstanding), which includes 86,000 shares which it has shared voting and dispositive power with SVIM, SVIM/MSM and Mr. Tennenbaum, 819,185 shares which it has shared voting and dispositive power with SVIM, SVIM/MSMII and Mr. Tennenbaum, and 10,000 shares which it has shared voting and dispositive power with SVIM and Mr. Tennenbaum.

     (c)  The following transactions in Common Stock of Anacomp were open market purchases on the Nasdaq OTC Bulletin Board effected by Fund I, Fund II and a separate account managed by SVIM within 60 days prior to the day of this Statement.

	Number of Shares
Date	of Common Stock	Price Per Share

3/21/02	10,160	$25.25
3/21/02	8,300	25.50
3/22/02	5,000	26.25
3/27/02	30,225	27.00
3/28/02	4,000	27.00
4/11/02	45,000	28.4722
4/11/02	10,000	28.625
4/11/02	10,000	29.125
5/02/02	45,000	29.625
5/03/02	150,000	29.4875
5/10/02	86,000	29.58
5/10/02	114,000	29.58

     (d)  A bond fund which is an affiliate of the Reporting Persons has the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, 86,000 shares of Class A Common Stock, which is less than 5% of the Class A Common Stock of the Company. Fund II, which is an affiliate of the Reporting Persons, has the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, 819,185 shares of Class A Common Stock, which is more than 5% of the Class A Common Stock of the Company. A separate account, which is an affiliate of the Reporting Persons, has the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, 10,000 shares of Class A Common Stock, which is less than 5% of the Class A Common Stock of the Company.

     (e)  Not applicable.

Item 6. Contracts, arrangements, understandings or relationships with respect to securities of the issuer

     None.

Item 7. Material to be filed as Exhibits.

     Exhibit 1                    Joint Filing Agreement

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 20, 2002	SPECIAL VALUE INVESTMENT MANAGEMENT, LLC, a Delaware limited liability company

	By:	Tennenbaum & Co., LLC
	Its:	Managing Member

SVIM/MSM, LLC, a Delaware limited liability company

	By:	Tennenbaum & Co., LLC
	Its:	Managing Member

SVIM/MSMII, LLC, a Delaware limited liability company

	By:	Tennenbaum & Co., LLC
	Its:	Managing Member

TENNENBAUM & CO., LLC, a Delaware limited liability company

Each of the above by:

/s/ MICHAEL E. TENNENBAUM
	Name:	Michael E. Tennenbaum
	Its:	Managing Member
	Date:	May 20, 2002

MICHAEL E. TENNENBAUM

/s/ MICHAEL E. TENNENBAUM
Michael E. Tennenbaum Date: May 20, 2002

Exhibit Index

Exhibit 1	Joint Filing Agreement.